Exhibit 99.6

For Immediate Release	January 16, 2020

THE VALENS COMPANY SECURES DTC ELIGIBILITY

Kelowna, B.C., January 16, 2020 – Valens GroWorks Corp (TSXV: VLNS) (OTCQX: VLNCF) (the “Company”, “Valens” or “The Valens Company”), a vertically integrated provider of industry-leading extraction products and services; including a diverse suite of extraction methodologies, next generation cannabinoid delivery formats and an ISO 17025 accredited analytical lab, is pleased to announce that it has obtained eligibility from the Depositary Trust Company (“DTC”) for its shares traded on the OTCQX, under the symbol “VLNCF.”

“Executing on our milestone of obtaining DTC eligibility demonstrates Valens’ commitment to increased visibility and accessibility for shareholders moving into fiscal 2020,” said Tyler Robson, CEO of The Valens Company. “Access to DTC’s platform not only brings us closer to increasing trading volume and liquidity in the United States, but also allows us to reach new investors in larger markets who now can invest in our evolving business.”

The DTC is a subsidiary of the Depository Trust & Clearing Corporation and manages the electronic clearing and settlement of publicly traded companies. This electronic method of clearing securities speeds up the receipt of stock and cash, and thus accelerates the settlement process for investors and brokers while cutting costs and providing access to a wider network of brokerage firms. DTC is a member of the U.S. Federal Reserve System, a limited-purpose trust company under New York State banking law and a registered clearing agency with the U.S. Securities and Exchange Commission.

About The Valens Company

The Valens Company is a global leader in the end-to-end development and manufacturing of innovative, cannabinoid- based products. The Company is focused on being the partner of choice for leading Canadian and international cannabis brands by providing best-in-class, proprietary services including CO2, ethanol, hydrocarbon, solvent-less and terpene extraction, analytical testing, formulation and white label product development and manufacturing. Valens is the largest third-party extraction company in Canada with an annual capacity of 425,000 kg of dried cannabis and hemp biomass at our purpose-built facility in Kelowna, British Columbia which is in the process of becoming European Union (EU) Good Manufacturing Practices (GMP) compliant. The Valens Company currently offers a wide range of product formats, including tinctures, two-piece caps, soft gels, oral sprays and vape pens as well as beverages, concentrates, topicals, edibles, injectables, natural health products and has a strong pipeline of next generation products in development for future release. Finally, the Company’s wholly-owned subsidiary Valens Labs is a Health Canada licensed ISO 17025 accredited cannabis testing lab providing sector-leading analytical services and has partnered with Thermo Fisher Scientific to develop a Centre of Excellence in Plant-Based Science. The Company expects to formally change its name in due course. For more information, please visit http://thevalenscompany.com. The Company's investor deck can be found specifically at http://thevalenscompany.com/investors/.

For further information, please contact:

Jeff Fallows

The Valens Company

Telephone: +1.778.755.0052

KCSA Strategic Communications

Phil Carlson / Elizabeth Barker

VLNS@kcsa.com

212.896.1233 / 212.896.1203

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

Media

KCSA Strategic Communications

Anne Donohoe

adonohoe@kcsa.com

212.896.1265

Notice regarding Forward Looking Statements

This news release contains certain "forward-looking statements" within the meaning of such statements under applicable securities law. Forward-looking statements are frequently characterized by words such as “anticipates”, "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed", “positioned” and other similar words, or statements that certain events or conditions "may" or "will" occur. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

The TSXV or other regulatory authority has not reviewed, approved or disapproved the contents of this press release. We seek Safe Harbour.

The Valens Company

230 Carion Rd

Kelowna, BC V4V 2K5

T. +1.778.755.0052

www.thevalenscompany.com

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